Via Facsimile and U.S. Mail
Mail Stop 6010

December 19, 2006

Mr. Joseph Frattaroli
Chief Financial Officer
Vaso Active Pharmaceuticals, Inc.
99 Rosewood Drive, Suite 260
Danvers, Massachusetts, 01923

Re: **Vaso Active Pharmaceuticals, Inc.**
Form 10-KSB for Fiscal Year Ended December 31, 2005
Form 10-QSB for the Three Months Ended March 31, 2006
Filed April 14, 2006
File No. 001-31925

Dear Mr. Frattaroli:

We have completed our review of your Forms 10-KSB and 10-QSB and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief